

Tyler Harris · 3rd

Vice President at Ichor, LLC

Salt Lake City, Utah, United States · 157 connections ·

Contact info

Ichor, LLC

Dixie State University

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DESIGNED FOR
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RK Injector, global 3D animation

Vimeo

The RKI is a paradigm shift in fuel injection technology. With this product, we will change the...



The Dirty Secrets Of 'Clean' Electric Vehicles

Forbes

The widespread view that fossil fuels are "dirty" an renewables such as wind and solar energy and...

Activity

155 followers

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Experience

Vice President

Ichor, LLC · Full-time
Sep 2019 – Present · 1 yr 7 mos
United States

As a true entrepreneur and leader I am bringing my experience and connections to the Ichor family. Heavily involved in building systems and teams, I am determined to bring Ichor to a post-revenue world of providing superb customer service to our clients while simultaneously cleaning up the air we breath.

Business Owner

JT Synergy Corp.
Apr 2015 – Present · 6 yrs
Salt Lake City, Utah

General contractor building and remodeling custom homes. Using my unique eye for design and sophisticated taste in finish materials, I have been able to deliver exceptional results for my distinct clientele.

Co-Owner

Clear Backflow
Jan 2017 – Sep 2019 · 2 yrs 9 mos
Salt Lake City, Utah

Co-owner of a backflow testing company which was primarily focused on municipal contracts. I enjoyed the opportunity to impact our environmental footprint and promote responsible caretaking of man-kind's most precious resources.

Business Owner

Crimson Construction
Jun 2013 – Jan 2017 · 3 yrs 8 mos
Salt Lake City, Utah

General contractor building custom homes in gorgeous Southern Utah. Designing and building unique homes in unprecedented surroundings was the perfect opportunity to develop my creative side. Discerning clientele appreciated my keen eye and straight forward approach to communication.

Director Of Public Relations

Steve Harris Imports

Aug 1999 – May 2013 · 13 yrs 10 mos

Salt Lake City, Utah

Regular point of contact for extremely sophisticated base of clientele. Event planner and person in charge of public facing company relations.



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Education

Dixie State University

Business Administration and Management, General

2001 – 2002

Brighton High School

High School Diploma, Business, Management, Marketing, and Related Support Services

1998 – 2001